U. S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check one)
   [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-QSB  [ ]Form N-SAR
                       For Period Ended: January 31, 1997
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

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Nothing in this form shall be construed to imply that the Commission has verified any of the information contained herein.

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If the notification applies to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
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PART I - Registrant Information

Full Name of Registrant:               COMPUTER OUTSOURCING SERVICES, INC.
Former Name if Applicable:             N/A
Address of Principal Executive Office: 360 West 31st Street
  (Street and Number)                  11th Floor
City, State and Zip Code:              New York, NY  10001

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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or any portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the pre-scribed time period.

     The Registrant has requested an amendment relating to a financial covenant under its loan agreement with its bank. The Registrant is waiting for the bank to respond to its request. Management believes such amendment will be forthcoming.

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PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notifica-tion:
       David N. Levine        (212)      564-3730 x362
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           (Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the regis-trant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X]Yes   [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earn-ings statements to be included in the subject report or portion thereof?
                                                                 [X]Yes   [ ]No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant's net income is expected to be $146,487 or $0.04 per share in the quarter ended January 31, 1997, as compared to $46,022 or $0.01 per share in the corresponding period in the prior fiscal year.

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                    COMPUTER OUTSOURCING SERVICES, INC.
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             (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 1997                             By:      /s/
                                                     Zach Lonstein
                                                     Chief Executive Officer